UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Global Capital Partners Inc.,
   6000 Fairview Road, Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   MoneyZone.com
   (MNZN)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|03/07/|C   | |8,448,990         |A  |           |8,448,990          |D     |                           |
5 per share                |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |2,000,000          |I     |(1)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Warrants |$4.00   |1/16/|J(2)| |250,000    |A  |Immed|9/15/|Common Stock|250,000|       |250,000     |D  |            |
                      |        |01   |    | |           |   |iate |05   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
$2.5 million 6% Conver|(3)     |1/16/|J(2)| |(3)        |A  |Immed|9/15/|Common Stock|(3)    |       |(3)         |D  |            |
tible Debenture       |        |01   |    | |           |   |iate |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
$2.5 million 6% Conver|(3)     |3/7/0|C   | |8,448,990  |D  |Immed|9/15/|Common Stock|8,448,9|       |(3)         |D  |            |
tible Debenture       |        |1    |    | |           |   |iate |02   |            |90     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The shares are owned by Global Capital Securities Corporation, a wholly-owned subsidiary of Global Capital Partners Inc. ("Global
Capital")
(2) These securities were acquired by Global Capital pursuant to an exchange agreement with a third party whereby Global Capital issued certain of its debentures and warrants in exchange for these
securities.
(3) The conversion price of the debenture is the lesser of (i) $4.00 and (ii) 80% of the average of the three lowest per share market values of the Company's common stock during the 30 trading days preceding the conversion date.
SIGNATURE OF REPORTING PERSON
/s/ Martin A. Sumichrast, Chairman, President and CEO
DATE
July 13, 2001